Form 10-K, Exhibit 13
period 1996-12-31
PROGRESSIVE BANK INC
filed 1997-03-20
CIK 797507

1996 [LOGO] ANNUAL REPORT

                        We Take Banking...Personally(SM)

                                     [PHOTO]

                                     [PHOTO]

                                     [PHOTO]

                                                               [LOGO]PROGRESSIVE
                                                                     BANK INC.

[LOGO]PROGRESSIVE
      BANK INC.

MISSION STATEMENT

Progressive Bank, Inc. will maximize long term shareholder value and provide consistent earnings that exceed our peer group. This performance will be achieved through the effective utilization of capital as well as ensuring superior financial performance from the Company's subsidiary.

                                     [PHOTO]

                                     [PHOTO]

LETTER TO SHAREHOLDERS

                                     [PHOTO]
                                Peter Van Kleeck
                                  President and
                             Chief Executive Officer

TO OUR SHAREHOLDERS: We are pleased to report that Progressive Bank, Inc., and its subsidiary, Pawling Savings Bank, experienced significant financial success in 1996. Throughout the year we continued to implement our strategic plan designed to foster business growth by building solid banking relationships with specific niche markets in our communities. Products customized to meet the needs of those specialized markets found widespread acceptance and helped contribute to our growth and financial well being.

      Our net income increased by $2.5 million or 37.4% for the year, rising to $9.3 million from $6.8 million. Net income per share rose to $2.38 from $1.67, an increase of 42.5%.

      Overall, this positive earnings trend reflects continuing strong growth in loans, together with greater emphasis on controlling our costs, consolidating operations, and investing in new technology. A decline in income tax expense in 1996, resulting from approximately $2.4 million in tax benefits relating to certain prior years' income tax returns, had a significant impact on the improvement in net income compared to 1995. In addition, the Company received complete payment in 1996 for $3.6 million in federal funds and other deposits invested with a correspondent bank that had been seized by the New York State Superintendent of Banks. This allowed us to eliminate a $1.0 million reserve for losses provided in 1995, increasing 1996 pre-tax income by that amount.

      Our region's economy continues to strengthen, with unemployment in Dutchess County, one of our key markets, now at less than 5%. The region's real estate market is also recovering, resulting in shorter selling time for homes and reduced amounts of vacant commercial space. This, in turn, has created an increased demand for construction loans and custom mortgages. Net loans rose by $51.8 million, or 9.7%, in 1996 and 58% of loans originated this year were in our niche market areas of one-to-four family home construction and other custom mortgages.

      Our Home Equity Lines of Credit also grew by 22% last year, supported by an aggressive direct mail and marketing effort. In addition, in line with our Business Plan, we redoubled efforts toward building banking relationships with small businesses and professional practices in our community. To support our continuing growth, the Company opened a new loan production office in White Plains in 1996, which complements our Harriman office, opened in 1995. This strategy has been very rewarding, and has also significantly extended our market.

      Deposits increased by 20.9%, to $794.2 million, in 1996. The primary factors behind this growth were our acquisition in April of two Rockland County branches and the overwhelming acceptance of our first relationship banking product, Premier Banking(SM). Since its inception, deposits in this multi-faceted account have far exceeded expectations, forming solid customer relationships and building a strong deposit base for the Bank. By year end 1996, our Premier banking product accounted for $156.3 million in deposits, with an additional 2,000 banking relationships added in 1996.

      The completed acquisition of two branches in Rockland County increased the long-term value of our Company, as these branches held $140.3 million in deposits at December 31. The branch purchase, however, put near-term pressure on our net interest margins. Funds received in April were temporarily placed in investments, but since then have been gradually used to fund our loan growth. Consequently, margins have improved to 3.99% for the fourth quarter, from a low of 3.78% for the previous quarter.

      The Bank's InfoLink24(SM) 24-hour phone service, which has enjoyed unprecedented success since its launch in July 1995, continued to grow in 1996. The service routinely handles approximately 6,300 calls a week, and in just seven months last year generated $4.0 million in loans as well as deposits. This highly cost-effective system, which allows customers to access account information and conduct transactions 24 hours a day, has been a key factor in maximizing efficiency. Other actions taken to implement our growth strategy included the installation of four Automated Teller Machines at drive-up windows, as well as a walk-up unit at our newly renovated branch in Dover

Plains. Finally, new incentive campaigns for our branch and InfoLink24(SM) employees were very successful, generating a record volume of new loans and deposit relationships in 1996.

      Our customer base continues to grow and benefit from these product and service initiatives. The Progressive Bank, Inc. family of employees currently serves more than 50,000 customers from 17 branch offices in a seven-county region. The Bank continues to invest in training, incentives, and competitive compensation for this valued team, recognizing that the superior service our staff provides is the key to our growth and success.

      As we move into 1997, we remain committed to appropriate strategic growth. To that end, we have analyzed new geographic markets and studied the profiles of households and businesses in these areas. We anticipate opening two prototype financial centers, which will provide both automated and personal service, in nearby markets during the months ahead.

      In recognition of the Company's continued strong financial performance, the Board of Directors declared a three-for-two stock split in November of 1996. Since 1993, our stock price has risen from $7.17 to $22.75 at year end 1996, an increase of 217%. Our dividend was $0.17 per share for the first quarter of 1997, reflecting a 143% rise since the fourth quarter of 1994. Further demonstrating our confidence in our stock, we are in the midst of our fourth stock repurchase program, seeking to reacquire 195,000 shares, approximately 5% of outstanding stock, in the first half of 1997.

      Pawling Savings Bank remains dedicated to reinvesting in the communities it serves, and we are active in efforts to help low and moderate income families buy homes. With that goal in mind, we work in close affiliation with the Cornell Cooperative Extensions' Family Budget Counseling Program, designed to help first time home buyers. The Program provides incentives of $3.00 for $1.00 toward home purchases, in conjunction with the Federal Home Loan Bank of New York. Our affiliation with the Federal Home Loan Bank also provided $75,000 in homeowner grants in Sullivan County and $326,000 in direct subsidy for affordable housing in the City of Newburgh.

      We would like to thank our truly outstanding employees, who have shown a strong commitment to the communities in our market throughout 1996. Their United Way contributions increased by 28% last year, they collected over a ton of food for less fortunate community residents, and they walked many miles to raise funds for charity. Their efforts even extended to housing rehabilitation projects and to participating in a number of community day events on behalf of the Bank. During 1996, Progressive's employees also became actors, when they were featured in the Bank's first television commercial, airing on local cable channels.

      We would also like to thank our Board of Directors for another year of dedicated leadership. We are especially grateful for Donald B. Dedrick's years of service. Mr. Dedrick was a valued member of the Pawling Savings Bank Board from 1982 to 1994 and served as its Chairman from 1991 to 1993. He has also served on the Progressive Board of Directors since 1986, and will retire at the end of his term in April 1997.

      We appreciate your ongoing confidence, as we strive to build on our position as a market-driven bank, serving the specialized needs of our communities and region.

Very truly yours,
PROGRESSIVE BANK, INC.


/s/ Thomas C. Aposporos                      /s/ Peter Van Kleeck

Thomas C. Aposporos                          Peter Van Kleeck
Chairman of the Board                        President and CEO


                                     [PHOTO]

                                     [PHOTO]

                                     [PHOTO]

At Pawling Savings Bank, our primary mission is to develop solid, long-term banking relationships in the communities we serve. As we help our neighbors to reach their financial goals at each stage of life -- meeting needs ranging from first home mortgages to retirement planning -- we also strive to make the banking experience as convenient and personal as possible.


[LOGO]PROGRESSIVE
      BANK INC.

                                CORPORATE PROFILE

      Progressive Bank, Inc., a New York corporation headquartered in Fishkill, Dutchess County, New York, is a holding company with consolidated assets of $875.2 million. Pawling Savings Bank is its wholly owned banking subsidiary.

      Pawling Savings Bank operates 17 branches, two loan production offices, and a 24-hour telephone banking center, all serving the seven southern tier counties of New York State. The Bank's deep commitment to the communities it serves is reflected both in its current approach to the market and in its strategic planning. A key element in that future strategy is the decision to pursue a course of controlled growth, providing highly competitive relationship banking, niche products and superior service to area businesses and individuals.

      The Bank's greatest strength continues to be its outstanding staff, which is dedicated to building long-term banking relationships with Pawling Savings Bank's 50,000 valued customers.

      Progressive Bank, Inc., a locally managed institution, has experienced solid financial growth over the past several years, and is well positioned for the future. Management has a strong commitment to increasing shareholder value and to strengthening the Company's already firm financial position, for the benefit of all.

SHAREHOLDER INFORMATION

[Photograph]

Pawling Savings Bank's 126-year history of dedicated service to New York's Hudson Valley region demonstrates the strength and stability that the Bank will continue to bring to its customers in the twenty-first century.


CORPORATE OFFICES

Progressive Bank, Inc.
1301 Route 52
Fishkill, New York 12524-7000
(914) 897-7400

ANNUAL MEETING

The annual meeting of Progressive
Bank, Inc. will be held at 6:00 p.m.,
Thursday, April 24, 1997 at the
Bank's offices on Route 22,
Pawling, New York.

FORM 10-K

For the 1996 fiscal year,
Progressive Bank, Inc. will file an
Annual Report on Form 10-K.
Shareholders wishing a copy may
obtain one free of charge by
writing:

  Beatrice D. Parent
  Corporate Secretary
  Progressive Bank, Inc.
  1301 Route 52
  P.O. Box 7000
  Fishkill, New York 12524-7000

TRANSFER AGENT AND
REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

COUNSEL

Housley Kantarian
& Bronstein, P.C.
Suite 700, 1220 19th Street, N.W.
Washington, D.C. 20036

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
3001 Summer Street
Stamford, Connecticut 06905

COMMON STOCK

The common stock of Progressive Bank, Inc. is traded on the Nasdaq National Market System under the symbol PSBK. The approximate number of registered shareholders was 1,056 at December 31, 1996.

The high and low sales prices of the Company's common stock as listed on the Nasdaq National Market System for each quarterly period during the past two years were as follows:

       1996                    HIGH         LOW
       -----------------------------------------
       First Quarter        $ 19.67        17.17
       Second Quarter         20.17        17.50
       Third Quarter          21.33        18.50
       Fourth Quarter         24.00        20.83
       -----------------------------------------

       1995
       -----------------------------------------
       First Quarter        $ 17.00        14.83
       Second Quarter         18.83        16.00
       Third Quarter          18.50        16.67
       Fourth Quarter         19.67        16.17
       -----------------------------------------

     These quotations represent prices between dealers and do not include retail markup, markdown or commission. They do not necessarily represent actual transactions.

     A quarterly cash dividend of $0.13 per common share was paid in each quarter of 1996 and the fourth quarter of 1995. Quarterly cash dividends of $0.10 per common share were declared and paid in the first, second and third quarters of 1995.

     The high and low sales prices and the quarterly dividends set forth above give retroactive effect to the three-for-two stock split completed in December 1996.

DIRECTORS

Elizabeth P. Allen
Chairman of the Board, Pawling Savings Bank;
Director of Guideposts, Inc.

Thomas C. Aposporos
Chairman of the Board, Progressive Bank, Inc.;
Principal, Aposporos and Son, licensed
real estate brokers

George M. Coulter
Private practice of dentistry

Richard T. Hazzard
President, Lyman A. Beecher, Inc., d/b/a Beecher
Funeral Home and Dwyer Funeral Home

Richard Novik
President of Clear Channel
Communications International

John J. Page
President of H.G. Page & Sons, Inc., building material supplier; Owner, John Page Development
Company, property development/management

Archibald A. Smith, III
Headmaster, Trinity Pawling School,
an independent boys college prepatory school

Roger W. Smith
President, Pawling Corporation,
manufacturer of rubber and plastic products

David A. Swinden
Executive Vice President of Imperial Schrade Corp., manufacturer of cutlery and hand tools

Peter Van Kleeck
President and Chief Executive Officer of Progressive
Bank, Inc.; President and Chief Executive Officer of
Pawling Savings Bank


OFFICERS

Peter Van Kleeck
President and Chief Executive Officer

Robert Apple
Vice President

Robert Gabrielsen
Treasurer

Beatrice D. Parent
Corporate Secretary


SENIOR OFFICERS OF
PAWLING SAVINGS BANK

Peter Van Kleeck
President and Chief Executive Officer

John A. Eickman
Executive Vice President and
Chief Lending Officer

Robert Gabrielsen
Executive Vice President and
Chief Financial Officer

Christopher N. Dannen
Senior Vice President - Mortgage Operations

Daniel J. Driscoll, Jr.
Senior Vice President - Director of Retail Sales

Michael Naughton
Senior Vice President - Business and
Mortgage Banking

Robert E. Ward, Jr.
Senior Vice President - Director of Marketing

Wayne Zanetti
Senior Vice President - Operations

William Charlebois
Vice President and Comptroller

Jean M. Cole
Vice President - Loan Recovery

Timothy Every
Vice President - Commercial Lending

Rosemary Hyland
Vice President - Director of Human Resources

Mark Mullally
Vice President - Residential Mortgages

Beatrice D. Parent
Vice President and Corporate Secretary

Kurt Steiger
Vice President and Chief Auditor

A commitment to building a solid economy in the Hudson Valley region, and to fostering future economic growth, is reflected by Pawling Savings Bank's broad range of small business and specialized loans.

[Photograph]

We Take Banking...Personally.(SM)

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                 At or for the Year Ended December 31,
                                                       ---------------------------------------------------------
                                                         1996       1995        1994         1993        1992
----------------------------------------------------------------------------------------------------------------
                                                            (Dollars in thousands, except per share data)
BALANCE SHEET DATA
  Total assets .....................................   $875,180    743,214     696,292      633,917     619,999
  Loans, net .......................................    583,554    531,714     473,079      431,072     371,538
  Securities, net ..................................    210,406    147,049     127,680      152,431     189,734
  Deposits .........................................    794,201    657,012     624,329      562,093     557,320
  Shareholders' equity .............................     72,542     68,658      65,940       63,821      57,340

OPERATIONS DATA
  Interest and dividend income .....................   $ 65,848     55,501      50,247       50,281      52,504
  Interest expense .................................     33,849     27,692      21,177       21,237      27,207
----------------------------------------------------------------------------------------------------------------
    Net interest income ............................     31,999     27,809      29,070       29,044      25,297
    Provision for loan losses ......................      2,300        600       1,500        2,000       3,500
----------------------------------------------------------------------------------------------------------------
    Net interest income after
      provision for loan losses ....................     29,699     27,209      27,570       27,044      21,797
 Other income(1) ...................................      3,349      3,306         156        3,110       3,534
 Other expense(2) ..................................     21,374     19,279      20,684       21,819      18,285
----------------------------------------------------------------------------------------------------------------
   Income before income taxes and
     cumulative effect of changes in
     accounting principles .........................     11,674     11,236       7,042        8,335       7,046
 Income tax expense (benefit)(3) ...................      2,353      4,450        (628)         911       2,473
----------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of
     changes in accounting principles ..............      9,321      6,786       7,670        7,424       4,573
 Cumulative effect of changes in
   accounting principles(4) ........................       --         --          --           (363)       --
----------------------------------------------------------------------------------------------------------------
Net income .........................................   $  9,321      6,786       7,670        7,061       4,573
================================================================================================================

PER COMMON SHARE DATA(5)
  Net income(6) ....................................   $   2.38       1.67        1.78         1.61        1.05
  Dividends declared(7) ............................       0.53       0.43        0.25         0.10        --
  Book value .......................................      18.97      17.42       16.00        14.48       13.07

PERFORMANCE RATIOS
  Return on average assets(8) ......................       1.09%      0.95%       1.15%        1.12%       0.73%
  Return on average equity(8) ......................      13.11      10.04       11.65        11.63        8.34
  Net interest rate spread .........................       3.39       3.46        3.96         4.23        3.58
  Net interest margin ..............................       3.95       4.09        4.51         4.77        4.18

CAPITAL AND OTHER RATIOS
  Leverage capital ratio(9) ........................       7.20       9.08        9.50        10.07        9.25
  Total risk-based capital ratio(9) ................      14.78      17.30       18.41        17.66       16.17
  Ratio of non-performing loans to total loans(10)..       0.81       1.07        1.53         2.59        4.86
  Ratio of non-performing assets to total assets ...       0.81       0.83        1.39         3.03        5.10
  Ratio of allowance for loan losses to
    non-performing loans ...........................     192.35     139.39      127.12       120.28       80.12
================================================================================================================

(1) The 1994 amount includes net losses of $2.5 million on sales of loans and available for sale securities.
(2) The 1995 amount includes a provision for losses of $1.0 million and the 1996 amount reflects a credit of $1.0 million related to the Company's claim against Nationar. See note 9 to the consolidated financial statements.
(3) The 1996 amount reflects a benefit of $2.4 million related to the settlement of audits of certain prior years' tax returns. The 1994 and 1993 amounts reflect benefits of $3.5 million and $2.6 million, respectively, for reductions in the valuation allowance for deferred tax assets. See note 10 to the consolidated financial statements.
(4) Represents the net effect of changes in accounting for income taxes and postretirement benefits, effective January 1, 1993.
(5) The additional common shares issued in the 1996 stock split are reflected in each years' per share data on a retroactive basis. See note 1 to the consolidated financial statements.
(6) The 1993 amount was $1.69 before the cumulative effect of changes in accounting principles.
(7) The dividend payout ratio (dividends paid as a percentage of net income) was 22.40% for 1996, 26.02% for 1995, 14.15% for 1994 and 6.23% for 1993.
(8) Ratios are based on net income. For 1993, excluding the cumulative effect of accounting changes, the return on average assets was 1.17% and the return on average equity was 12.23%.
(9)  Represent Progressive's consolidated capital ratios.
(10) Non-performing loans include non-accrual loans and loans greater than 90 days past due and still accruing.

[Map]

                            BRANCHES AND LOAN CENTERS

                                 DUTCHESS COUNTY
                                  Dover Plains
                                    Fishkill
                                    LaGrange
                                    Millbrook
                                     Pawling
                                 Pawling Village
                                  Poughkeepsie
                                    Red Hook

                                 ORANGE COUNTY
                              Harriman Loan Center
                                    Newburgh

                                  PUTNAM COUNTY
                                    Brewster

                                 ROCKLAND COUNTY
                                 Chestnut Ridge
                                  Wesley Hills

                                 SULLIVAN COUNTY
                                     Liberty
                                   Monticello
                                     Roscoe

                                  ULSTER COUNTY
                                   Ellenville

                               WESTCHESTER COUNTY
                                   North Salem
                            White Plains Loan Center

                                                                  InfoLink24(SM)
                                                                          [Logo]
                             For Product & Service Information -- 1-800-433-BANK

[Logo]PROGRESSIVE
      BANK INC.

1301 Route 52, P.O. Box 7000
Fishkill, New York 12524-7000
Telephone: (914) 897-7400
Facsimile: (914) 897-7410